The Quantex Fund Rises to the Top of Midcap Value Funds

In the September 2, 2009 edition of The Wall Street Journal, The Flex-funds® Quantex Fund™ was featured as a 'Category King,' due to its strong performance. The year-to-date performance of The Quantex Fund™ ranked 2nd out of 279 midcap value funds as shown below.

Top performing Midcap Value Funds

Fund Name	Assets ($ Mlns)	Aug.	YTD	1 Yr	3 Yrs	5 Yrs	10 Yrs	Symbol
Mid Cap Value								
AIM Mid Cap Bas Val;A	79.0	9.42	64.42	-4.73	-1.66	3.67	n.a.	MDCAX
Flex-funds:Quantex	9.5	9.06	52.50	-5.30	-3.16	2.11	-1.01	FLCGX
Harbor:SMID Val;Inst	2.8	12.57	51.10	-2.00	n.a.	n.a.	n.a.	HASMX
Hotchkis:Mid Cap Vl;I	961.7	10.23	47.49	-7.56	-8.16	1.02	10.20	HWMIX
Natixis:Delafield Sel;Y	13.3	5.22	43.38	n.a.	n.a.	n.a.	n.a.	DESYX
Fidelity Adv Lev Co;A	1,343.7	4.69	42.28	-30.24	-5.75	5.73	n.a.	FLSAX
Appleseed Fund	33.3	4.45	41.23	12.94	n.a.	n.a.	n.a.	APPLX
Delafield Fund	554.2	6.09	38.41	-12.94	0.26	5.75	10.85	DEFIX
FPA Capital	1,003.2	3.99	35.36	-13.81	-2.85	3.71	8.77	FPPTX
MassMutual Prem:Ds V;S	24.1	4.24	34.30	-22.00	-5.81	n.a.	n.a.	MUPSX
Average:		4.95	23.93	-17.58	-5.60	2.53	6.05	
Number of Funds:		288	279	269	224	171	65	

Past performance does not guarantee future results. *Top-performing funds ranked by year-to-date returns (changes in net asset values with reinvest distributions) as of August 31, 2009; assets are as of July 31, 2009. The Flex-funds prospectus contains important information on investing with The Flex-funds and should be read carefully. Please contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com to request a The Flex-funds prospectus.*

The time is right to find out if The Quantex Fund™ fits into your overall investment strategy. For more information, contact Jason Click, Director of Private Client Services or your financial advisor. You can reach Jason by phone at 800.325.3539 ext 2120 or via email at jasonc@meederfinancial.com. Click Here to view The Quantex Fund™ fact sheet.

The Flex-funds®
www.flexfunds.com